UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)*

Under the Securities Exchange Act of 1934

COMMONWEALTH REIT
(Name of Issuer)

Common Shares of Beneficial Interest
(Title of Class of Securities)

 203233101
(CUSIP Number)

Michael C. Neus Perry Corp. 767 Fifth Avenue, 19th Floor New York, New York 10153 (212) 583-4000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

  April 30, 2013
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)
Page 1 of 16 Pages

CUSIP No. 203233101	Page 2 of 7 Pages

1           Names of Reporting Persons
             I.R.S. Identification Nos. of above persons (entities only)

Perry Corp.

2           Check the Appropriate Box If a Member of a Group (See Instructions)

a.           [   ]
b.           [X]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5            Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

New York

	7	Sole Voting Power
Number of Shares		6,500,000
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 6,500,000
	10	Shared Dispositive Power
		0

11           Aggregate Amount Beneficially Owned by Each Reporting Person

6,500,000

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                                [  ]

13           Percent of Class Represented By Amount in Row (11)

5.49%

14           Type of Reporting Person (See Instructions)

IA, CO

CUSIP No. 203233101	Page 3 of 7 Pages

1           Names of Reporting Persons
             I.R.S. Identification Nos. of above persons (entities only)

Richard C. Perry

2           Check the Appropriate Box If a Member of a Group (See Instructions)

a.           [   ]
b.           [X]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5            Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

United States

	7	Sole Voting Power
Number of Shares		6,500,000 (all shares beneficially owned by Perry Corp.)
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 6,500,000 (all shares beneficially owned by Perry Corp.)
	10	Shared Dispositive Power
		0

11           Aggregate Amount Beneficially Owned by Each Reporting Person

6,500,000

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                                 [   ]

13           Percent of Class Represented By Amount in Row (11)

5.49%

14           Type of Reporting Person (See Instructions)

IN, HC

CUSIP No. 203233101	Page 4 of 7 Pages

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 supplements the information set forth in the Schedule 13D filed by the Reporting Persons (as defined herein) with the United States Securities and Exchange Commission (the “SEC”) on March 13, 2013 (the “Schedule 13D”), relating to common shares of beneficial interest (the “Shares”), of Commonwealth REIT, a Maryland real estate investment trust (the “Issuer”).  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.  The Schedule 13D is hereby supplementally amended as follows:

Item 2.    Identity and Background.

This statement on Schedule 13D is filed on behalf of Perry Corp., a New York corporation, and Richard C. Perry, a United States citizen (collectively, the “Reporting Persons”).  Perry Corp. is a registered investment adviser that provides investment management services to private investment funds (the “Perry Funds”).  Richard C. Perry is the President, sole director, and sole stockholder of Perry Corp.  The principal business address of each of Perry Corp. and Richard C. Perry is 767 Fifth Avenue, 19th Floor, New York, NY 10153.  A joint filing agreement of Perry Corp. and Richard C. Perry is attached hereto as Exhibit A.

The names, citizenship, business addresses and principal occupations of each of the directors and executive officers of Perry Corp. (other than Richard C. Perry) are set forth in Exhibit B, which is incorporated herein by reference.

Except as set forth below, during the last five years, neither Perry Corp., Richard C. Perry, nor any of the persons listed in Exhibit B has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

On July 21, 2009, Perry Corp. settled an administrative proceeding brought by the SEC pursuant to which, while neither admitting nor denying the charges, Perry Corp. agreed to the entry of a cease and desist order requiring future compliance with Section 13(d) under the Securities Exchange Act of 1934 and Rule 13d-1 thereunder, a censure and payment of a $150,000 penalty.  The order resolves the SEC’s inquiry into Perry Corp.’s acquisition of shares of Mylan Corporation in 2004.  Additional information regarding the terms of the settlement can be found in SEC Release No. 34-60351, dated July 21, 2009.

Item 3.    Source and Amount of Funds or Other Consideration.

The responses to Items 4, 5 and 6 of the Schedule 13D are incorporated herein by reference.

The Reporting Persons used working capital of the Perry Funds to purchase the 6,500,000 Shares reported herein as beneficially owned by the Reporting Persons.  The total purchase price for such 6,500,000 Shares was $144,107,268 (excluding brokerage commissions).

CUSIP No. 203233101	Page 5 of 7 Pages

Item 4.    Purpose of Transaction.

The responses to Items 3, 5 and 6 of the Schedule 13D are incorporated herein by reference.

The Reporting Persons from time to time may enter into discussions with directors and officers of the Issuer, other shareholders or third parties in connection with the Reporting Persons’ investment in the Issuer.  The Reporting Persons have not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the Shares reported herein.

Perry Corp. supports the views expressed by Corvex Management LP (“Corvex”) and Related Companies L.P. (“Related”) as articulated in their recent public communications with the Issuer.  In particular, it is our view that proper corporate governance is critical to unlocking the inherent value in the Issuer’s asset base.  We believe all of the Issuer’s Trustees should be removed.

On April 30, 2013, Perry Corp. sent a letter to the Issuer’s Board of Trustees describing the reasons why Perry Corp. intends to support Corvex and Related in connection with the current solicitation of written consents to call a special meeting to remove the trustees of the Issuer.  A copy of the letter is attached hereto as Exhibit E and incorporated herein by reference.

Except as otherwise contemplated herein, the Reporting Persons currently have no plans or proposals which relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Act.

Item 5.    Interest in Securities of the Issuer.

(a) – (b) Perry Corp. may be deemed to be the indirect beneficial owner of 6,500,000 Shares, which constitutes approximately 5.49% of the Company’s outstanding Shares.  Perry Corp. may be deemed to have sole power to vote and sole power to dispose of 6,500,000 Shares.  By virtue of his position as President, sole director and sole shareholder of Perry Corp., Richard C. Perry may be considered to indirectly beneficially own 6,500,000 Shares.

The percentage in the immediately foregoing paragraph is calculated based on a total of 118,304,068 Shares outstanding, which consists of (i) 83,804,068 Shares outstanding as of February 21, 2013 as reported by the Issuer in its Annual Report on Form 10-K, filed with the SEC on February 25, 2013, and (ii) 34,500,000 Shares issued in the Issuer’s public equity offering on March 5, 2013 as reported by the Issuer in its Current Report on Form 8-K, filed with the SEC on March 5, 2013.

None of the persons listed in Exhibit B hereto (other than the Reporting Persons as disclosed herein) beneficially own Shares.

(c)           Except as set forth on Exhibit C hereto, there have been no transactions with respect to the Shares during the sixty days prior to the Date of Event by either Perry Corp. or Richard C. Perry or any of the persons listed in Exhibit B hereto.

(d)           The limited partners of (or investors in) each of two or more private investment funds, or their respective subsidiaries or affiliated entities, for which Perry Corp. acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock (as well as preferred stock and options) held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

CUSIP No. 203233101	Page 6 of 7 Pages

(e)           Not applicable.

Item 7.    Material to be Filed as Exhibits.

Exhibit A† - Agreement between Perry Corp. and Richard C. Perry to file this Schedule 13D and any amendments thereto jointly on behalf of each of them.

Exhibit B† - Executive Officers and Directors of Perry Corp. (other than Richard C. Perry).

Exhibit C - Transactions in the Shares effected in the past 60 days.

Exhibit D† - Power of Attorney, dated June 21, 2005.

Exhibit E – Letter to Issuer’s Board of Trustees, dated April 30, 2013.

†      Previously filed as an Exhibit to the initial Schedule 13D, filed on March 13, 2013, and incorporated herein by reference.

CUSIP No. 203233101	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  April 30, 2013                                             PERRY CORP.

By:           /s/ Richard C. Perry*
Name:      Richard C. Perry
Title:        President

Date:  April 30, 2013                                             RICHARD C. PERRY

By:           /s/ Richard C. Perry*

*By Michael Neus, attorney-in-fact

EXHIBIT C

TRANSACTIONS IN SHARES

Exhibit C (“Prior Exhibit C”) to the Issuer Schedule 13D filed on March 13, 2013 by the Reporting Persons is incorporated herein by reference. Together with Prior Exhibit C, the following table sets forth all transactions with respect to Shares effected in the last sixty days by the Reporting Persons on behalf of the Reporting Persons in respect of the Shares, inclusive of any transactions effected through the close of business on March 1, 2013, but excluding any transaction included in the Schedule 13D filed on March 1, 2013 by the Reporting Persons. Except as otherwise noted below, all such transactions were purchases or sales of Shares effected in the open market.

FOR THE ACCOUNT OF	NATURE OF TRANSACTION	DATE OF TRANSACTION	AMOUNT OF SECURITIES	PRICE PER SHARE
Perry Partners L.P.	Open Market Sale	4/4/2013	59,172	$23.0000
Perry Partners L.P.	Open Market Sale	4/4/2013	29,586	$23.0006
Perry Partners L.P.	Open Market Sale	4/4/2013	29,586	$23.0000
Perry Partners L.P.	Open Market Purchase	4/5/2013	29,540	$22.2025
Perry Partners L.P.	Open Market Purchase	4/5/2013	29,540	$22.0489
Perry Partners L.P.	Open Market Purchase	4/8/2013	14,770	$21.8627
Perry Partners L.P.	Open Market Purchase	4/8/2013	14,770	$22.4255
Perry Partners L.P.	Open Market Purchase	4/26/2013	29,540	$22.4999
Perry Partners International Master, Inc.	Open Market Sale	4/4/2013	70,414	$23.0006
Perry Partners International Master, Inc.	Open Market Sale	4/4/2013	140,828	$23.0000
Perry Partners International Master, Inc.	Open Market Sale	4/4/2013	70,414	$23.0000
Perry Partners International Master, Inc.	Open Market Purchase	4/5/2013	70,460	$22.0489
Perry Partners International Master, Inc.	Open Market Purchase	4/5/2013	70,460	$22.2025
Perry Partners International Master, Inc.	Open Market Purchase	4/8/2013	35,230	$21.8627
Perry Partners International Master, Inc.	Open Market Purchase	4/8/2013	35,230	$22.4255
Perry Partners International Master, Inc.	Open Market Purchase	4/26/2013	70,460	$22.4999

EXHIBIT E

LETTER TO ISSUER’S BOARD OF TRUSTEES

April 30, 2013

To: Board of Trustees of CommonWealth REIT

Gentlemen:

Funds managed by us are the holders of approximately 6.5 million shares of CommonWealth REIT (“CommonWealth” or “CWH”), representing 5.5% of the outstanding shares. We have a twenty five year history of working constructively with boards and management teams. We deviate from this posture only in exceptional circumstances, particularly where we see an abuse of shareholder rights and deeply misaligned incentives. The CommonWealth Board’s actions have, from our perspective, clearly crossed this line.

CommonWealth outsources the entirety of its operations to Reit Management & Research (“RMR”), which provides the employees and services needed to manage CWH’s portfolio of buildings. RMR is privately owned and controlled by Barry and Adam Portnoy, who also serve as President, CEO, and trustees of CommonWealth. The vast majority of their compensation is derived from growing RMR’s assets under management as opposed to generating CWH shareholder returns. In our view, the conflict between management’s self-interest and the interests of shareholders has led to flawed strategic decisions, poor operating performance, and appalling corporate governance at CWH. Indeed, Institutional Shareholder Services (“ISS”), an independent analyst of shareholder proxies whose corporate governance principles we generally follow, has for the past two years recommended that shareholders not reappoint the incumbent CWH trustees.1

The CWH Board has responded to a legitimate debate with Corvex / Related regarding CommonWealth’s future by attempting to silence CWH shareholders. Because the Board has, with escalating egregiousness, acted in ways clearly designed to disenfranchise shareholders, we intend to provide our written consent to Corvex / Related to remove all CWH trustees. We highlight but a sample of the extraordinary and egregious actions taken by the CWH board:

I.	Attempting to Disenfranchise Shareholders via Bylaw Amendment

As careful investors, we review an issuer’s constituent documents before making an investment. This review is of particular importance when there is a legitimate debate about whether management is destroying shareholder value, as is the case with CommonWealth. In these instances, it is important for shareholders to understand the nature of their right to remove the board and bring on new management. CommonWealth’s constituent documents gave shareholders the right to act via written consent to remove the Board with a 2/3 vote. However, on March 1, 2013, once it became clear that Corvex / Related intended to initiate a consent solicitation, the Board attempted to amend CWH’s bylaws with the express purpose and effect

_____________

1 ISS Proxy Advisory Services bulletins dated April 25, 2012 and April 30, 2013.

of disenfranchising shareholders.2 The amendment, if permitted by the court, would eviscerate shareholders’ right to remove the Board by shrinking the pool of shareholders that can initiate a consent solicitation by over 99%.3

The disputed amendment would raise the share ownership threshold required to initiate a consent solicitation to a level that only one current CWH shareholder would meet.4 Indeed, in a 2009 memorandum on Share Ownership and Holding Period Patterns, the SEC noted that historically only 1% of companies have more than four shareholders that would meet CWH’s announced new ownership threshold.5

Even more tellingly, a careful review of publicly available constituent documents of the 85 publicly traded REITs incorporated in Maryland with market capitalizations greater than $1 billion reveals that the ownership thresholds imposed by CWH’s bylaws are anomalous.6 Eighty of the 85 REITs have no ownership requirements relating to shareholders’ ability to remove directors or otherwise bring business proposals before shareholders. The only five REITs that do limit such shareholder rights are all managed by RMR.7 Entities managed by RMR are unique among their peers in insulating their conflicted decision-making from shareholder oversight, which enables self-enrichment at the expense of shareholders.

II.	Disenfranchising Shareholders via Changing Maryland Law

Beyond attempting to unilaterally amend CWH’s bylaws, the Board went further in its efforts to disenfranchise shareholders by trying to alter the laws of the state of Maryland. The Maryland General Corporation Law provides that companies can specify in their charters whether directors can be removed with or without cause. CommonWealth’s charter has provided since its inception in 1986 that trustees can be removed by shareholders without cause. Amending any provision of the CWH charter requires shareholder approval. Instead of following its own amendment process by going directly to its shareholders, the Board instead crafted and lobbied for an amendment to Maryland law to ensure that CWH’s trustees could only be removed
_____________

2 The validity of these amendments is the subject of litigation. See Corvex Management LP, et al. v. Commonwealth REIT, et al., 24-C-13-001111 (Cir. Ct. Baltimore Cty.).
3 Prior to the amendment, the CWH bylaws stated that in order to request a record date for a consent solicitation, a shareholder needed to own $2,000 of stock for one year. Based on 13F holdings for the four consecutive quarters since December 31, 2011, it appears that nearly 200 separate CWH holders could have met this threshold. The disputed amendment would have raised the ownership threshold to 3% of shares outstanding held continuously for three years. Based on the same 13F holdings for the four consecutive quarters since December 31, 2011, it appears that only one shareholder would meet this threshold.
4 See footnote 3.
5 See page 5, http://www.sec.gov/comments/s7-10-09/s71009-576.pdf
6 See Appendix. Based on a review of the corporate documents of 85 entities filing with the Securities and Exchange Commission under SIC codes 6500 (Real Estate) and 6798 (Real Estate Investment Trusts) that are incorporated in Maryland, have market capitalizations greater than $1 billion, and have filed 10-Ks within the past year, as identified through a Westlaw search.
7 See Appendix.

for cause.8 While the Board ultimately failed in its attempt to change the law, the attempt itself was shocking, as was the apparent clandestine nature of the effort. This amendment would have materially eroded rights for CWH shareholders – and incidentally all shareholders of companies incorporated in Maryland – yet the Board disclosed virtually nothing regarding its self-interested efforts to strip shareholders of their rights.

III.	A History of Ignoring Shareholder Consensus

CWH is not the only RMR-affiliated company to disregard the will of shareholders. For example, in May of 2012 The California Public Employees’ Retirement System (“CalPERS”) attempted to improve the board structure at Hospitality Properties Trust (“HPT”), another RMR-managed REIT. CalPERS initiated a proposal to de-stagger the board of trustees and announced it would be “withholding a vote from director nominees Bruce Gans and Adam Portnoy for the board’s failure to adopt governance reforms approved by a majority of its shareowners for the past three consecutive years.”9 Bruce Gans only received 42% of the shares voted and was forced to resign from the HPT board. Disregarding the vote of shareholders, the remaining members of the HPT board (including Barry and Adam Portnoy) immediately reappointed Gans to fill the very vacancy created when shareholders refused to reelect him.10 Given this troubling pattern and practice of ignoring the will of shareholders, we intend to vote for the removal of ALL 5 CWH Trustees. In the face of the CWH board’s single-minded focus on self-entrenchment, any vacancies created short of removing the entire Board will likely prove short-lived.11

IV.	Poor and Conflicted Decision-making

We believe CWH’s poor corporate governance has resulted in poor strategic decisions, as evidenced by CWH’s treatment of its stake in Select Income REIT (“SIR”). On March 25th, SIR, another RMR-managed REIT with 56% of its shares owned by CWH, filed a registration statement with the SEC to permit CWH to sell its entire controlling stake in SIR. There has not yet been any public announcement of any sale of SIR shares by CWH. We believe shares of SIR currently trade at a material discount to intrinsic value, and that any such fire sale by CWH of its stake would therefore destroy a significant portion of the value of CWH shares. So, why would the CommonWealth Board be contemplating such a sale? It is public knowledge that RMR extracts generous fees for managing SIR. Since CWH has a controlling stake in SIR, a new Board of CWH could terminate RMR’s contract with SIR. Thus, selling a controlling stake in SIR – even if it destroys value for CWH

_____________

8 http://mgaweb3.maryland.gov/iPhone/senatecmtaudio/JPR_04052013_1.mp4-20130405-163133.m3u8
9 http://www.calpers.ca.gov/index.jsp?bc=/about/press/pr-2012/may/hpt-directors.xml
10 http://investor.shareholder.com/hptreit/releasedetail.cfm?releaseid=672051
11 We are further concerned by the fact that two of CWH’s three so-called “independent directors” sit on other RMR-managed REIT boards, and the third director was CWH’s former investment banker. This series of interlocking directorships and personal relationships is precisely the type of arrangement that corporate governance best practices are intended to prevent.

shareholders – could serve to protect RMR’s contract with SIR. Indeed, we would posit that selling SIR without the RMR contract would garner a significantly higher price. It would not be surprising given what we have witnessed to date from the CWH Board that their personal interests through RMR would trump the interests of CWH shareholders.

The Board defends the entirety of its actions by alleging that Corvex and Related are architecting a hostile takeover of CWH. This is a red herring. Ultimately what is on the table here today is a consent solicitation process that CWH management is trying to thwart. What happens afterwards – whether it is a standalone strategy to maximize value, a bid by Corvex / Related, or a bid by someone else – is not the issue at hand, but rather whether shareholders will control that decision. What we know for sure based on the Board’s recent actions is that if they remain in power, shareholders will have no voice.

In our view, conflicted decision-makers have allowed CWH’s assets to suffer from underinvestment and mismanagement, which has caused CWH’s shares to be woefully undervalued. We believe that the poor strategic decisions are a direct result of the fact that there is no shareholder check on management who are compensated via RMR for growing assets instead of generating returns for shareholders of CWH. Changing the RMR management structure – and the conflicted corporate governance that enables it to stay in place – is therefore critical to bridging the gap between market and intrinsic value. The CWH board has demonstrated that they will go to extraordinary lengths to preserve their unchecked control. Management is running a scorched earth campaign to disenfranchise shareholders to continue milking their cash cow. The Board must be replaced in its entirety to protect shareholders.

We support Maryland courts that have concluded “that actions designed primarily to interfere with stockholder voting rights are not afforded protection of the Business Judgment Rule and there is no presumption of validity.”12 CommonWealth is an apt name: this company does not belong to RMR, or to the current board – it belongs to all shareholders.

Perry Corp.

___________________________________
By: Richard Perry, Chief Executive Officer

_____________

12 Daniels v. New Germany Fund, 2006 WL 4523622, at *4 (D.Md. 2006).

Ownership Requirements – Maryland Incorporated REITs with Market Capitalization Greater Than $1 Billion
Holding requirements related to:
Name	Nominations	Business Proposals	Removal of Directors	Managed by Reit Management & Research LLC
ACADIA REALTY TRUST	NO	NO	NO	NO
ALEXANDRIA REAL ESTATE EQUITIES INC	NO	NO	NO	NO
AMERICAN ASSETS TRUST, INC.	NO	NO	NO	NO
AMERICAN CAMPUS COMMUNITIES INC	NO	NO	NO	NO
AMERICAN CAPITAL MORTGAGE INVESTMENT CORP.	NO	NO	NO	NO
AMERICAN REALTY CAPITAL PROPERTIES, INC.	NO	NO	NO	NO
ANNALY CAPITAL MANAGEMENT INC	NO	NO	NO	NO
APARTMENT INVESTMENT & MANAGEMENT CO	NO	NO	NO	NO
ARMOUR RESIDENTIAL REIT, INC.	NO	NO	NO	NO
AVALONBAY COMMUNITIES INC	NO	NO	NO	NO
AVIV REIT, INC.	NO	NO	NO	NO
BIOMED REALTY TRUST INC	NO	NO	NO	NO
BRANDYWINE REALTY TRUST	NO	NO	NO	NO
BRE PROPERTIES INC /MD/	NO	NO	NO	NO
CAPSTEAD MORTGAGE CORP	NO	NO	NO	NO
CHESAPEAKE LODGING TRUST	NO	NO	NO	NO
COLONY FINANCIAL, INC.	NO	NO	NO	NO
COMMONWEALTH REIT*	YES	YES	YES	YES
CORESITE REALTY CORP	NO	NO	NO	NO
CORPORATE OFFICE PROPERTIES TRUST	NO	NO	NO	NO
CUBESMART	NO	NO	NO	NO
CYS INVESTMENTS, INC.	NO	NO	NO	NO
DCT INDUSTRIAL TRUST INC.	NO	NO	NO	NO
DIGITAL REALTY TRUST, INC.	NO	NO	NO	NO
_______________________

* Subject to court challenge; See Corvex Management LP, et al. v. Commonwealth REIT, et al., 24-C-13-001111 (Cir. Ct. Baltimore Cty.).

Source: Based on a review of the corporate documents of all 85 entities filing with the Securities and Exchange Commission under SIC codes 6500 (Real Estate) and 6798 (Real Estate Investment Trusts), that are incorporated in MD, have market capitalizations greater than $1B and that have filed 10-Ks within the past year, as identified through a Westlaw search.

Name	Nominations	Business Proposals	Removal of Directors	Managed by Reit Management & Research LLC
DOUGLAS EMMETT INC	NO	NO	NO	NO
DUPONT FABROS TECHNOLOGY, INC.	NO	NO	NO	NO
EASTGROUP PROPERTIES INC	NO	NO	NO	NO
EDUCATION REALTY TRUST, INC.	NO	NO	NO	NO
EPR PROPERTIES	NO	NO	NO	NO
EQUITY LIFESTYLE PROPERTIES INC	NO	NO	NO	NO
EQUITY ONE, INC.	NO	NO	NO	NO
EQUITY RESIDENTIAL	NO	NO	NO	NO
ESSEX PROPERTY TRUST INC	NO	NO	NO	NO
EXTRA SPACE STORAGE INC.	NO	NO	NO	NO
FEDERAL REALTY INVESTMENT TRUST	NO	NO	NO	NO
FIRST INDUSTRIAL REALTY TRUST INC	NO	NO	NO	NO
GLIMCHER REALTY TRUST	NO	NO	NO	NO
GOVERNMENT PROPERTIES INCOME TRUST	YES	YES	YES	YES
HATTERAS FINANCIAL CORP	NO	NO	NO	NO
HCP, INC.	NO	NO	NO	NO
HEALTHCARE REALTY TRUST INC	NO	NO	NO	NO
HEALTHCARE TRUST OF AMERICA, INC.	NO	NO	NO	NO
HERSHA HOSPITALITY TRUST	NO	NO	NO	NO
HIGHWOODS PROPERTIES INC	NO	NO	NO	NO
HOME PROPERTIES INC	NO	NO	NO	NO
HOSPITALITY PROPERTIES TRUST	YES	YES	YES	YES
HOST HOTELS & RESORTS, INC.	NO	NO	NO	NO
HUDSON PACIFIC PROPERTIES, INC.	NO	NO	NO	NO
INLAND REAL ESTATE CORP	NO	NO	NO	NO
INVESCO MORTGAGE CAPITAL INC.	NO	NO	NO	NO
ISTAR FINANCIAL INC	NO	NO	NO	NO
KILROY REALTY CORP	NO	NO	NO	NO
KIMCO REALTY CORP	NO	NO	NO	NO

_______________________

Source: Based on a review of the corporate documents of all 85 entities filing with the Securities and Exchange Commission under SIC codes 6500 (Real Estate) and 6798 (Real Estate Investment Trusts), that are incorporated in MD, have market capitalizations greater than $1B and that have filed 10-Ks within the past year, as identified through a Westlaw search.

Name	Nominations	Business Proposals	Removal of Directors	Managed by Reit Management & Research LLC
LASALLE HOTEL PROPERTIES	NO	NO	NO	NO
LEXINGTON REALTY TRUST	NO	NO	NO	NO
LIBERTY PROPERTY TRUST	NO	NO	NO	NO
LTC PROPERTIES INC	NO	NO	NO	NO
MACERICH CO	NO	NO	NO	NO
MACK CALI REALTY CORP	NO	NO	NO	NO
MFA FINANCIAL, INC.	NO	NO	NO	NO
NATIONAL HEALTH INVESTORS INC	NO	NO	NO	NO
NEWCASTLE INVESTMENT CORP	NO	NO	NO	NO
NORTHSTAR REALTY FINANCE CORP.	NO	NO	NO	NO
OMEGA HEALTHCARE INVESTORS INC	NO	NO	NO	NO
PARKWAY PROPERTIES INC	NO	NO	NO	NO
PEBBLEBROOK HOTEL TRUST	NO	NO	NO	NO
PENNYMAC MORTGAGE INVESTMENT TRUST	NO	NO	NO	NO
PROLOGIS, INC.	NO	NO	NO	NO
PUBLIC STORAGE	NO	NO	NO	NO
REDWOOD TRUST INC	NO	NO	NO	NO
RETAIL PROPERTIES OF AMERICA, INC.	NO	NO	NO	NO
RLJ LODGING TRUST	NO	NO	NO	NO
SABRA HEALTH CARE REIT, INC.	NO	NO	NO	NO
SELECT INCOME REIT	YES	YES	YES	YES
SENIOR HOUSING PROPERTIES TRUST	YES	YES	YES	YES
SL GREEN REALTY CORP.	NO	NO	NO	NO
SOVRAN SELF STORAGE INC	NO	NO	NO	NO
SPIRIT REALTY CAPITAL, INC.	NO	NO	NO	NO
STRATEGIC HOTELS & RESORTS, INC	NO	NO	NO	NO
SUN COMMUNITIES INC	NO	NO	NO	NO
TWO HARBORS INVESTMENT CORP.	NO	NO	NO	NO
UDR, INC.	NO	NO	NO	NO

_______________________

Source: Based on a review of the corporate documents of all 85 entities filing with the Securities and Exchange Commission under SIC codes 6500 (Real Estate) and 6798 (Real Estate Investment Trusts), that are incorporated in MD, have market capitalizations greater than $1B and that have filed 10-Ks within the past year, as identified through a Westlaw search.

Name	Nominations	Business Proposals	Removal of Directors	Managed by Reit Management & Research LLC
VORNADO REALTY TRUST	NO	NO	NO	NO
W. P. CAREY INC.	NO	NO	NO	NO
WASHINGTON REAL ESTATE INVESTMENT TRUST	NO	NO	NO	NO

_______________________

Source: Based on a review of the corporate documents of all 85 entities filing with the Securities and Exchange Commission under SIC codes 6500 (Real Estate) and 6798 (Real Estate Investment Trusts), that are incorporated in MD, have market capitalizations greater than $1B and that have filed 10-Ks within the past year, as identified through a Westlaw search.